Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty Completes Strategic Investment in

Prospector Royalty Corp.

Vancouver, British Columbia – August 31, 2021 – Gold Royalty Corp. (“GRC” or the “Company”) (NYSE American: GROY) is pleased to announce a private placement in and strategic alliance with Prospector Royalty Corp. (“PRC”) and the addition of Timothy Young to GRC’s Advisory Board.

GRC has made a C$2 million investment for a 12.5% interest in PRC. The founders of PRC include Timothy Young, Bill Rand, Zach Flood, Francis MacDonald and Kenorland Minerals Ltd. (TSXV: KLD) (OTCQX: NWRCF) (“Kenorland”). In conjunction with the investment, GRC has entered into a royalty referral arrangement with PRC, which will provide GRC with the opportunity to acquire certain royalties identified by PRC’s proprietary digitized royalty database.

David Garofalo, CEO, President and Chairman of GRC, stated: “We are pleased to be forming a strategic association with PRC and its founders Tim Young, Bill Rand, Zach Flood, Francis MacDonald and Kenorland. Together with our prolific Nevada team, who joined GRC in the recent merger with Ely Gold Royalties Inc. earlier this month, PRC will give us peer-leading royalty generation intellectual property. I am thrilled that Tim, a highly successful prospector, will join Ian Telfer on our Advisory Board and I am confident his contribution to GRC will be significant as we move forward with our growth plans.”

Tim Young stated: “Identifying the right strategic partner to capitalize on our proprietary digitized royalty generator model was of critical importance to me and the PRC team. The investment by, and strategic alliance with, GRC provides the perfect alignment for symbiotic growth in both companies. We look forward to executing on our strategy at PRC with the team at GRC. I am also excited to be joining Ian on the Advisory Board at GRC and to further leveraging the already dynamic growth and strong platform created since the formation of GRC, just one year ago.”

About Tim Young and PRC

Tim Young has over thirty years of mineral exploration experience and enjoys a successful career in prospecting, project generation, property and royalty consolidations, acquisitions, sales and options. PRC is a private company that provides GRC preferred access to a proprietary, extensive and dynamic digitized royalty generator.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. GRC’s diversified portfolio currently includes of over 100 net smelter return royalties on gold properties located in the Americas.

Additional Information

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the expected benefits of the Company’s strategic investment in PRC and referral relationship between the parties and the Company’s business plans and strategies, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors, include, among other things, any ability of the parties to identify and complete suitable acquisition opportunities; any inability of the operators of the properties underlying Company’s royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying Company’s royalty and other interests; impacts of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; any inability of the Company to carry out its growth plans and other factors set forth in the Company’s publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.